UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-39977

Baosheng Media Group Holdings Limited

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F ☐

Entry into Sale and Purchase Agreement

On July 18, 2025, Beijing Xunhuo E-commerce Co., Ltd. (“Beijing Xunhuo”), an indirectly wholly-owned subsidiary of Baosheng Media Group Holdings Limited (the “Company”), entered into a Sale and Purchase Agreement (“Sale and Purchase Agreement”) with Beijing Mr. Mo Technology Co., Ltd. (the “Buyer”), pursuant to which Beijing Xunhuo agreed to sell, and the Buyer agreed to purchase, certain real property owned by Beijing Xunhuo and located at Building 8, Yard 30, Shixing Street, Shijingshan District, Beijing, China (the “Property”). The Property has a total gross floor area of 758.83 square meters and was independently appraised at RMB 7,053,324.85 on July 4, 2025, by Beijing Hongyang Shiye Asset Appraisal Firm.

The total sale price (the “Sale Price”) for the Property was RMB 7,102,827.56 (approximately US$989,583), of which RMB 5,600,000 is paid in cash. The remaining RMB 1,502,827.56 of the Sale Price will be offset against lease payments under a three-year sale-and-leaseback arrangement. Under this arrangement, Beijing Xunhuo will lease back 479.83 square meters of the Property for a term of three years, at a rental rate of RMB 2.9 per square meter per day, which equals the deferred amount of RMB 1,502,827.56 over the lease term.

The foregoing summary of the Sale and Purchase Agreement is qualified in its entirety by reference to the full text of the agreement, which is filed as Exhibit 99.1 to this report and incorporated herein by reference.

Incorporation by Reference

This report, including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-273720) of the Company, as amended, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Sale and Purchase Agreement, dated July 18, 2025, by and between Beijing Xunhuo E-commerce Co., Ltd. and Beijing Mr. Mo Technology Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

By:	/s/ Lina Jiang
Name:	Lina Jiang
Title:	Chairwoman of the Board and Chief Executive Officer

Date:	July 23, 2025